82-5169

02015854

02 MAR 14 AM 8:07

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	March 14, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	6 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 3/14

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

March 14, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

March 14, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Securitization of UFJ's Tokyo Headquarters Building

We hereby give notice that UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc., decided to securitize its Tokyo headquarters building. The transfer of beneficiary rights in trust to a Special Purpose Company, founded to execute this securitization, will take place by the end of March 2002.

Property profile

Location	: 2-5, Otemachi 1-chome, Chiyoda-ku, Tokyo
Area of Site	: 9,338.74 ㎡
Floor Space	: 92,721.94 ㎡
Book Value	: 113 billion yen
Transfer Price	: Approximately 90 billion yen

Impact on earnings of UFJ Holdings

Expected losses caused by this transaction will be 23 billion yen. This, however, will not affect the forecast of UFJ Holdings' consolidated financial results for the fiscal year ending March 31, 2002, which we announced on November 22, 2001.

As a result of this transaction, revaluation reserve for land (net of taxes) on UFJ's consolidated balance sheet will decrease approximately 65 billion yen, concurrent with a 51 billion yen increase in retained earnings.

Outline of Securitization


UFJ Bank
Sales of beneficiary rights in trust
SPC
Bonds
Equity
Investors
Real Estate Management And Disposal Trust Agreement
UFJ Trust Bank

March 14, 2002

To whom It May Concern:

UFJ Holdings, Inc

Debt Forgiveness to APLUS CO.,Ltd.

We hereby give notice that UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc., today decided to forgive 100 billion yen in loans to APLUS CO.,Ltd..

UFJ Bank is also considering to subscribe new preferred shares totaling 30 billion yen to be issued by the company.

Impact on earnings of UFJ Holdings

Loss from the debt forgiveness to the company will be absorbed as necessary for the fiscal year ending March 31, 2002.

UFJ Holdings does not change the current forecast of its consolidated financial results for the fiscal year ending March 31, 2002.

March 14, 2002

To whom It May Concern:

UFJ Holdings, Inc

Financial assistance to MISAWA HOMES CO.,LTD.

We hereby give notice that UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc., today decided to give financial assistance to MISAWA HOMES CO.,LTD. ("MISAWA HOMES"), as described below, in order for MISAWA HOMES to execute its reform plan, which was announced on March 1, 2002.

1. Debt forgiveness totaling 35 billion yen
2. Loans totaling 35 billion yen to a wholly owned subsidiary of Salomon Smith Barney Principal Investment Japan Ltd (SSBPI) for its subscription of new preferred shares to be issued by MISAWA HOMES



A wholly owned subsidiary of SSBPI
Preferred shares: 35 billion yen
MISAWA HOMES
Payment
Loans: 35 billion yen
UFJ Bank

Impact on earnings of UFJ Holdings

Loss from the debt forgiveness to the company will be absorbed as necessary for the fiscal year ending March 31, 2002.
UFJ Holdings does not change the current forecast of its consolidated financial results for the fiscal year ending March 31, 2002.